UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. _______)*
Michael Baker Corporation
(Name of Issuer)

Common stock, par value $1.00 per share
(Title of Class of Securities)

057149106
(CUSIP Number)

Thomas J. Campbell
c/o DC Capital Partners
11 Canal Center Plaza, Suite 350
Alexandria, VA 22314
(202) 737-5220

with a copy to:

Kevin J. Lavin

Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C.  20004

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057149106	Page 2

1		NAMES OF REPORTING PERSONS
Thomas J. Campbell
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
498,121
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
498,121
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
498,121
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.18%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 057149106	Page 3

Item 1.         Security and Issuer.

This statement relates to the Common Stock, par value $1.00 per share (the “Shares”), of Michael Baker Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Airside Business Park, 100 Airside Drive, Moon Township, PA 15108, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.         Identity and Background.

This Schedule 13D is being filed by Thomas J. Campbell (the “Reporting Person”). Mr. Campbell’s principal business address is c/o DC Capital Partners LLC, 11 Canal Center Plaza, Suite 350, Alexandria, VA 22314. Mr. Campbell is the President and Founder of DC Capital Partners LLC, an investment firm headquartered in Washington, DC, focused on making investments in the federal and state government services markets. He is also the Chairman and, through entities he controls, the majority owner of KS International LLC (“KSI”), a global provider of mission critical engineering, construction and development services and solutions to the U.S. Government. He is also the Chairman and controlling owner of a number of other companies that provide services to the U.S. Government.

During the past five years, Mr. Campbell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Campbell was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Campbell is a United States citizen.

Item 3.         Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Campbell were purchased with personal funds.

Item 4.         Purpose of Transaction.

The Reporting Person acquired the Shares reported herein because of his view that the shares represent an attractive investment opportunity. As the majority owner of KSI, the Reporting Person has significant knowledge about the Issuer’s industry. The Reporting Person has been monitoring the Issuer, and noted that the Issuer terminated its shareholder rights plan as of March 30, 2012. The Reporting Person is interested in exploring strategic alternatives with the Issuer and has made numerous calls to management to discuss these alternatives, but has not received any response from the Issuer. The Reporting Person may seek to engage in additional discussions with management and others concerning the business and operations of the Issuer.

Depending upon a variety of factors, including, without limitation, the price levels of the Shares, the financial condition, results of operations and prospects of the Issuer, conditions in the Issuer’s industry and securities markets, general economic, industry, regulatory and other conditions, general investment and trading preferences of the Reporting Person, other investment opportunities available to the Reporting Person, and other factors that the Reporting Person may deem relevant to his investment decision, the Reporting Person may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, such securities, in open market transactions, privately negotiated transactions, derivative transactions or otherwise.

CUSIP No. 057149106	Page 4

The Reporting Person reserves the right, from time to time, to formulate plans or proposals that relate to or would result in the occurrence of any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends from time to time to evaluate the Issuer and review his holdings of Shares on a continuing basis and may in the future take such actions with respect to his investment in the Issuer as he deems appropriate. Such actions include, without limitation: (i) increasing or decreasing his position in the Issuer; (ii) seeking to acquire or influence control of the Issuer, the means of which may include representation on the board of the Issuer; (iii) engaging in short selling of or any hedging or similar transaction with respect to Shares; (iv) undertaking an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the Shares or a merger, consolidation, other business combination or reorganization involving Issuer, either directly or through KSI; or (v) taking any other action to enhance shareholder value. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that the Reporting Person will or will not take any of the actions described above.

Item 5.         Interest in Securities of the Issuer.

(a)         The Reporting Person may be deemed to beneficially own 498,121 Shares, which is equal to approximately 5.18% of the outstanding Shares based on 9,614,685 Shares outstanding, as reported in the Issuer’s Form 10-Q for the quarterly period ended April 1, 2012.

(b)         The Reporting Person may be deemed to have sole voting and dispositive power for all shares beneficially owned by him.

(c)         The Reporting Person completed the transactions set forth in Schedule A hereto in the Shares during the past sixty days. Such transactions were effected on the NYSE Amex. The weighted average price paid per Share was $23.39.

(d)         Not applicable.

(e)         Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.         Material to be Filed as Exhibits

Exhibit	Document

1	Power of Attorney dated July 17, 2012 appointing Kevin J. Lavin as attorney-in-fact for Thomas J. Campbell

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2012

/s/ Thomas J. Campbell*
Thomas J. Campbell

*By Kevin J. Lavin, attorney-in-fact

Schedule A

Transaction Date	Shares Purchased	Price Per Share
5/17/2012	9,210	$22.92
5/17/2012	12,765	$22.75
5/18/2012	5,025	$22.78
5/18/2012	13,449	$22.75
5/21/2012	2,015	$22.78
5/21/2012	4,121	$22.75
5/22/2012	2,700	$22.78
5/22/2012	9,521	$22.75
5/23/2012	1,308	$22.53
5/23/2012	6,896	$22.50
5/24/2012	806	$22.43
5/24/2012	699	$22.40
5/29/2012	1,119	$22.78
5/29/2012	3,353	$22.71
5/30/2012	3,600	$22.78
5/30/2012	8,788	$22.75
5/31/2012	500	$22.78
5/31/2012	702	$22.75
6/1/2012	2,105	$22.78
6/1/2012	4,965	$22.75
6/4/2012	1,902	$22.78
6/4/2012	17,079	$22.75
6/5/2012	567	$22.74
6/6/2012	7,857	$22.75
6/7/2012	4,267	$22.78
6/7/2012	4,256	$22.75
6/8/2012	2,529	$22.78
6/8/2012	2,382	$22.75
6/11/2012	1,177	$22.78
6/11/2012	2,536	$22.75
6/12/2012	300	$22.78
6/12/2012	344	$22.75
6/13/2012	810	$22.74
6/14/2012	1	$22.75
6/18/2012	15	$23.38
6/18/2012	1,955	$23.35
6/20/2012	54,791	$23.77
6/21/2012	18,374	$23.78
6/21/2012	52,992	$23.75
6/22/2012	1,474	$23.80
6/25/2012	17,028	$23.99
6/25/2012	9,426	$23.99
6/26/2012	795	$24.03

Schedule A

Transaction Date	Shares Purchased	Price Per Share
6/26/2012	2,900	$24.13
7/6/2012	8,165	$25.37
7/10/2012	7,417	$25.48
7/11/2012	1,835	$25.35
7/11/2012	2,583	$25.50
7/12/2012	10,000	$25.35
7/13/2012	2,500	$25.35
7/13/2012	10,000	$25.24

Exhibit Index

Exhibit	Document
1	Power of Attorney dated July 17, 2012 appointing Kevin J. Lavin as attorney-in-fact for Thomas J. Campbell